TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Publishes 2023 ESG Report

May 9, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") has published its 2023 Environmental, Social and Governance ("ESG") Report. To streamline reporting, this annual ESG report consolidates disclosure on the Company's strategy and performance for key topics including health and safety, environmental stewardship, water stewardship, climate action, and tailings management. The consolidated report and data tables summarizing the Company's performance against relevant Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) metrics are available for review and download on Equinox Gold's website at www.equinoxgold.com.

Greg Smith, President & CEO of Equinox Gold, commented: "Equinox Gold's 2023 ESG Report summarizes our responsible mining commitments and management approach to the ESG issues that matter most to our business and our stakeholders. We have dedicated significant effort over the last six years to ensuring our commitment to excellence in responsible mining creates the foundation for our corporate culture and business strategy. We are seeing year-on-year improvements to our performance as the result of those efforts, and I am confident our commitment to these principles will continue to drive progress in the years ahead."

2023 ESG Results

Environment

  Beat all environmental targets, with a Significant Environmental Incident Frequency Rate of 0.29 per million hours worked compared to our target of 1.40, a 54% improvement compared to 2022
  Reduced greenhouse gas (GHG) emissions by 4% compared to 2022 as we advance our target of achieving a 25% reduction by 2030
  Initiated the process to implement a comprehensive water stewardship strategy
  Continued to implement best practices for tailings and heap leach management and updated our Tailings Management Overview Report
  Published data for the third time to CDP (formerly the Carbon Disclosure Project)
  Entered into renewable energy wind contracts for two of our Brazil operations that will reduce our GHG emissions and result in approximately US$40 million in savings over the 10-year contract
  Achieved Towards Sustainable Mining Level A performance for the Biodiversity Conservation Management protocol at all our mines
  Used 80% recycled water at our operations compared to 58% in 2022
  Planted 11,786 trees in reforestation projects around our sites

Social

  Beat all safety targets, realizing a 31% improvement compared to 2022 with a Total Recordable Injury Frequency Rate of 1.47 per million hours worked compared to our target of 3.25
  Seven lost-time incidents and one fatality; four mines had no lost-time injuries for the year
  Provided 167,000 hours of training to our employees, of which more than 34% was on health and safety topics and 120 hours was dedicated to cybersecurity awareness
  Invested US$9.5 million to support community initiatives
  96% of total procurement spent with in-country suppliers
  Improved our community and Indigenous engagement practices and achieved Towards Sustainable Mining Level A performance for the Indigenous and Community Relations protocol at all our operating mines and Level AA at 60% of our operating mines

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Governance

  Achieved Level A rating in at least 95% of Towards Sustainable Mining protocols at all mine sites
  Expanded our enterprise risk management process
  Zero substantiated cases of bribery or corruption or human rights violations
  Launched our Supplier Code of Conduct to ensure suppliers adhere to our high standards of responsible business conduct
  Completed Code of Conduct and Business Ethics training for our entire workforce, including training on human rights

2024 ESG Priorities

  Continue to improve our health and safety and environmental performance
  Develop a corporate strategy for equity, diversity and inclusion
  Achieve Level A rating in 100% of Towards Sustainable Mining Safety and Health protocols and at least 95% for the Crisis Management, Water Stewardship, Climate Change, and Biodiversity Conservation protocols

More information about Equinox Gold's 2023 performance, 2024 targets and commitments to responsible mining is available in the reports and other disclosure on our website at www.equinoxgold.com/responsible-mining.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company's expectations for achieving its responsible mining objectives; including expectations for the Company's health and safety performance, and target protocol ratings. Forward-looking statements or information generally identified by words such as "target", "will", "ensure", "continue", "develop", "commitment", "achieve" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the availability of funds for the Company's projects and future cash requirements; the Company's ability to comply with environmental, health and safety laws or other requirements, standards or protocols; and the Company's ability to reduce its GHG emissions and reach its GHG emissions reduction target. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.